SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                           Quest Resource Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    748349107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               James B. Kite, Jr.
--------------------------------------------------------------------------------
                        6608 N. Western Avenue, PMB #613
                          Oklahoma City, Oklahoma 73116
                                  405-848-1725
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 14, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

       CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             James B. Kite, Jr.
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

             (a)  /  /
             (b)  /  /
--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS (See Instructions):

             OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION:

             USA
--------------------------------------------------------------------------------
     NUMBER OF       (7)     SOLE VOTING POWER
       SHARES        (8)     SHARED VOTING POWER
    BENEFICIALLY                   926,157
      OWNED BY       (9)     SOLE DISPOSITIVE POWER
        EACH         (10)    SHARED DISPOSITIVE POWER
  REPORTING PERSON                 926,157
        WITH
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

             926,157
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions): |_|
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

             4.2%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON (See Instructions):

             IN
--------------------------------------------------------------------------------

       CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             McKown Point, LP
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

             (a)  /  /
             (b)  /  /
--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS (See Instructions):

             OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION:

             TX
--------------------------------------------------------------------------------
     NUMBER OF       (7)     SOLE VOTING POWER
       SHARES                     926,157
    BENEFICIALLY     (8)     SHARED VOTING POWER
      OWNED BY       (9)     SOLE DISPOSITIVE POWER
        EACH                      926,157
  REPORTING PERSON   (10)    SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       926,157
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): |_|
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

             4.2%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON (See Instructions):

             PN
--------------------------------------------------------------------------------

       CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Easterly Family Investments, LLC
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

             (a)  /  /
             (b)  /  /
--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS (See Instructions):

             OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION:

             TX
--------------------------------------------------------------------------------
     NUMBER OF       (7)     SOLE VOTING POWER
       SHARES                     926,157
    BENEFICIALLY     (8)     SHARED VOTING POWER
      OWNED BY       (9)     SOLE DISPOSITIVE POWER
        EACH                      926,157
  REPORTING PERSON   (10)    SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       926,157
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): |_|
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

             4.2%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON (See Instructions):

             CO
--------------------------------------------------------------------------------

       CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Virginia V. Kite GST Exempt Trust for James B. Kite, Jr.
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

             (a)  /  /
             (b)  /  /
--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS (See Instructions):

             OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION:

             OK
--------------------------------------------------------------------------------
     NUMBER OF       (7)     SOLE VOTING POWER
       SHARES                     926,157
    BENEFICIALLY     (8)     SHARED VOTING POWER
      OWNED BY       (9)     SOLE DISPOSITIVE POWER
        EACH                      926,157
  REPORTING PERSON   (10)    SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

             926,157
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): |_|
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

             4.2%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON (See Instructions):

             OO
--------------------------------------------------------------------------------

       CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Bank of Texas, N.A.
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

             (a)  /  /
             (b)  /  /
--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS (See Instructions):

             OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION:

             USA
--------------------------------------------------------------------------------
     NUMBER OF      (7)     SOLE VOTING POWER
       SHARES       (8)     SHARED VOTING POWER
    BENEFICIALLY                  926,157
      OWNED BY      (9)     SOLE DISPOSITIVE POWER
        EACH        (10)    SHARED DISPOSITIVE POWER
  REPORTING PERSON                926,157
        WITH
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       926,157
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): |_|
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

             4.2%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON (See Instructions):

             BK
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     On October 11, 2005, Mr. Kite, McKown Point, LP, Easterly Family Investments, LLC, the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. (the "Kite Trust") and Bank of Texas, N.A., as trustee under the Kite Trust, filed a Schedule 13D (the "Initial 13D") with the Securities and Exchange Commission (the "SEC"). This Amendment No. 1 to Schedule 13D supplements and amends the information contained in the Initial 13D in order to reflect the reduction in the beneficial ownership of the common stock of Quest Resource Corporation (the "Corporation") by the persons identified in the immediately preceding sentence.

     On October 31, 2005, Quest Resource Corporation completed a 2.5 to 1 reverse stock split. In addition, on November 14, 2005, the Corporation issued 15,258,144 shares of its common stock in a private placement. Both of these transactions were disclosed by the Corporation through its filings with the SEC.

     As a result of the above-described transactions, the beneficial ownership of the Corporation's common stock by Mr. Kite, McKown Point, LP, Easterly Family Investments, LLC, the Kite Trust and Bank of Texas, N.A., as trustee under the Kite Trust, fell to 4.2% of the total class of common stock of the Corporation.

ITEM 1.     SECURITY AND ISSUER.

        No change.

ITEM 2.     IDENTITY AND BACKGROUND.

        No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change.

ITEM 4.     PURPOSE OF TRANSACTION.

        No change.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Initial 13D is amended with the following information:

     (a) The aggregate number and percentage of the Corporation's common stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 22,072,383 shares of common stock outstanding as of March 31, 2006.

     (b) The aggregate number and percentage of the common stock as to which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described in the Schedule 13D.

Mr. Kite and Bank of Texas, N.A. share voting and dispositive control over the shares owned by McKown Point, LP as co-trustees of the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. The percentages are based on information supplied by the Corporation that it has 22,072,383 shares of common stock outstanding as of March 31, 2006.

     (c) N/A

     (d) N/A

     (e) November 14, 2005

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        N/A

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

        N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 31, 2006                      /s/ James B. Kite, Jr.
                                    --------------------------------------------
                                    James B. Kite, Jr.


March 31, 2006                      McKOWN POINT LP

                                    BY: EASTERLY FAMILY INVESTMENTS, LLC,
                                    its General Partner

                                    BY: VIRGINIA V. KITE GST EXEMPTION
                                    TRUST FOR JAMES B. KITE, JR., its Manager

                                    BY:  BANK OF TEXAS, N.A., its Trustee

                                    By: /s/ Elijio Mercado
                                    --------------------------------------------
                                    Name:  Elijio Mercado
                                    Title: Senior Vice President


March 31, 2006                      EASTERLY FAMILY INVESTMENTS, LLC

                                    BY: VIRGINIA V. KITE GST EXEMPTION TRUST FOR
                                    JAMES B. KITE, JR., its Manager

                                    BY:  BANK OF TEXAS, N.A., its Trustee

                                    By: /s/ Elijio Mercado
                                    --------------------------------------------
                                    Name:  Elijio Mercado
                                    Title: Senior Vice President


March 31, 2006                      VIRGINIA V. KITE GST EXEMPTION TRUST FOR
                                    JAMES B. KITE, JR.

                                    BY:  BANK OF TEXAS, N.A., its Trustee

                                    By: /s/ Elijio Mercado
                                    --------------------------------------------
                                    Name:  Elijio Mercado
                                    Title: Senior Vice President

March 31, 2006                      BANK OF TEXAS, N.A.


                                    By: /s/ Elijio Mercado
                                    --------------------------------------------
                                    Name:  Elijio Mercado
                                    Title: Senior Vice President